UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)*

                            OVERSEAS FILMGROUP, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   690337 10 0
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Christopher J. Cooney
                        Rosemary Street Productions, LLC
                              222 East 44th Street
                            New York, New York 10017
                            Telephone: (212) 867-4030
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)


                                  July 27, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box    |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  690337 10 0                  13D                  Page 2 of 10 Pages
-----------------------                                     -------------------


1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Rosemary Street Productions, LLC
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a) |_|
                                                                     (b) |_|
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          NOT APPLICABLE - See Item 3
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        |_|
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                     7,830,430 Shares
                            ---------------------------------------------------
         NUMBER OF          8        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                  -0-
         OWNED BY           ---------------------------------------------------
           EACH             9        SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                     7,830,430 Shares
           WITH             ---------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     -0-
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,830,430 Shares
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          |_|
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          59.2%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          OO
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  690337 10 0                  13D                  Page 3 of 10 Pages
-----------------------                                     -------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Christopher J. Cooney
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a) |_|
                                                                     (b) |_|
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          NOT APPLICABLE - See Item 3
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          |_|
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                     -0-
                            ---------------------------------------------------
         NUMBER OF          8        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                  7,830,430 Shares
         OWNED BY           ---------------------------------------------------
           EACH             9        SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                     -0-
           WITH             ---------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    7,830,430 Shares
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,830,430 Shares
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                        |_|
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          59.2%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  690337 10 0                  13D                  Page 4 of 10 Pages
-----------------------                                     -------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Jeffrey Cooney
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a) |_|
                                                                     (b) |_|
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          NOT APPLICABLE - See Item 3
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          |_|
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                     -0-
                            ---------------------------------------------------
         NUMBER OF          8        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                  7,830,430 Shares
         OWNED BY           ---------------------------------------------------
           EACH             9        SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                     -0-
           WITH             ---------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     7,830,430 Shares
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,830,430 Shares
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                         |_|
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          59.2%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  690337 10 0                  13D                  Page 5 of 10 Pages
-----------------------                                     -------------------

Item 1.   Securities and Issuer

          The class of equity securities to which this statement relates is the common stock, par value $.001 per share ("Common Stock"), of Overseas Filmgroup, Inc. ("Issuer"), a Delaware corporation, whose principal executive offices are located at 8800 Sunset Boulevard, Third Floor, Los Angeles, California 90069.

          The percentage of beneficial ownership reflected in Amendment No. 2 to this Schedule 13D ("Amendment") is based upon 9,803,906 shares of Common Stock outstanding on November 20, 2000, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

Item 2.   Identity and Background

          This Amendment is being filed on behalf of Rosemary Street Productions, LLC ("Rosemary Street"), Christopher J. Cooney ("C. Cooney") and Jeffrey Cooney ("J. Cooney"). Rosemary Street, C. Cooney and J. Cooney are collectively referred to as the "Reporting Persons."

          Rosemary Street's business address is 222 East 44th Street, New York, New York 10017. Rosemary Street is an entertainment holding company. C. Cooney is one of the two designated managers and the President of Rosemary Street. J. Cooney is one of the two designated managers and the Creative Director for Rosemary Street. C. Cooney and J. Cooney are the only officers of Rosemary Street. Each of C. Cooney's and J. Cooney's business addresses is the same as that of Rosemary Street. C. Cooney and J. Cooney are brothers.

          Rosemary Street is a limited liability company organized and existing under the laws of the State of Delaware. C. Cooney and J. Cooney are citizens of the United States.

          C. Cooney and J. Cooney are both officers and directors of the Issuer. Pursuant to written employment agreements, both dated as of June 20, 2000, C. Cooney is employed as the Co-Chairman of the Board and Chief Executive Officer of the Issuer and J. Cooney is employed as the Executive Vice President - Creative Affairs of the Issuer.

          None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

          None of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining it from engaging in future violations

CUSIP No.  690337 10 0                  13D                  Page 6 of 10 Pages
-----------------------                                     -------------------

of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3.   Source and Amount of Funds or Other Consideration

          On July 27, 2000, Rosemary Street entered into an agreement ("Agreement") with Wharton Capital Partners Ltd. ("Wharton Capital"), EUE/Screen Gems, Ltd. ("EUE") and MRCo., Inc. ("MRCo."), pursuant to which Rosemary Street agreed to redeem Wharton Capital's 10% Membership Interest (as such term is defined in a Limited Liability Company Operating Agreement, dated August 20, 1999, among Rosemary Street, Wharton Capital, EUE and MRCo.) in Rosemary Street. In exchange for this redemption, Rosemary Street transferred 690,735 of its shares of the Issuer's Common Stock to Wharton Capital. Upon this redemption, Wharton Capital's Membership Interest in Rosemary Street was reduced from 10% to 0%.

          C. Cooney and J. Cooney did not acquire or dispose of any securities of the Issuer and are only being reported in this Amendment for their beneficial ownership in Rosemary Street's interest.

Item 4.  Purpose of Transactions

          Rosemary Street disposed of the securities specified in Item 3 of this Amendment in consideration for the redemption of Wharton Capital's Membership Interest in Rosemary Streets as contemplated by the Agreement described in Item 3 above. The Reporting Persons may undertake one or more of the actions set forth below.

          (a) Each of the Reporting Persons may acquire additional securities from time to time in the public market or in private transactions. Rosemary Street owns 904,971 shares of the Issuer's Series A Preferred Stock. The Series A Preferred Stock is convertible at the holder's option, at any time prior to October 15, 2001, into two shares of Common Stock. On October 15, 2001, any shares of Series A Preferred Stock that remain outstanding will automatically be converted. Rosemary Street also owns warrants, exercisable until June 19, 2005, to purchase up to 1,613,810 shares of the Issuer's Common Stock at an exercise price of $3.40 per share ("Warrants"). Rosemary Street acquired the Series A Preferred Stock and Warrants pursuant to a securities purchase agreement, dated May 3, 2000, between Rosemary Street, C. Cooney, J. Cooney and the Issuer ("Purchase Agreement").

          None of the Reporting Persons has any agreements to acquire any additional Common Stock at this time.

CUSIP No.  690337 10 0                  13D                  Page 7 of 10 Pages
-----------------------                                     -------------------


          (b) The Reporting Persons and the directors of the Issuer designated by the Reporting Persons may cause the Issuer to pursue a business objective of identifying one or more operating businesses for acquisition and completing one or more mergers or other business combinations with such business or businesses. The Reporting Persons have not identified at this time any business for acquisition and have no agreements or arrangements for a merger or other business combination.

          (c) The Reporting Persons and the directors of the Issuer designated by the Reporting Persons may cause the Issuer to engage in a private offering of its securities for the purpose of raising additional working capital.

          (d) Pursuant to the Purchase Agreement, three individuals serving as directors of the Issuer resigned, the Issuer's board of directors was increased from seven members to nine members, and five individuals were appointed to fill the vacancies created by the resignations and the expansion of the board. C. Cooney and J. Cooney were among the five individuals that were appointed to fill the vacancies on the Issuer's board. In addition, on the same date, Rosemary Street, C. Cooney and J. Cooney entered into a voting agreement ("Voting Agreement") with the Issuer, Ellen Dinerman Little, Robert B. Little (together with Ellen Little, referred to as the "Littles") and MRCo. The Voting Agreement provides that: (i) so long as Robert Little is employed as President of the Issuer or the Littles own no less than 5% of the Issuer's issued and outstanding voting securities, Rosemary Street will nominate and vote for Mr. Little to serve as a member of the Issuer's board of directors; (ii) so long as C. Cooney and J. Cooney own, in the aggregate, directly or indirectly, no less than 5% of the Issuer's issued and outstanding voting securities, the Littles and other members of Rosemary Street will vote for C. Cooney and J. Cooney to serve as members of the Issuer's board of directors; and (iii) so long as MRCo. owns no less than 5% of the Issuer's issued and outstanding voting securities, the Littles and other members of Rosemary Street will vote for Joseph Linehan to serve as a member of the Issuer's board of directors. The Voting Agreement further provides that if the size of the Issuer's board of directors is increased from nine members to eleven members prior to June 20, 2002, Rosemary Street has the right to nominate for election or appoint as directors the two persons to fill the vacancies created by the increase. The Littles have agreed to vote all of their voting securities of the Issuer for the election of Rosemary Street's two nominees in this situation.

          The Voting Agreement provides that if Rosemary Street transfers any shares to its members, such members will be subject to the terms of the Voting Agreement and will be treated as if they were Rosemary Street. Accordingly, Wharton Capital will have all of the same rights and obligations that Rosemary Street has under the Voting Agreement, including, but not limited to, the right to nominate or appoint directors of the Issuer.

CUSIP No.  690337 10 0                  13D                  Page 8 of 10 Pages
-----------------------                                     -------------------


          As directors of the Issuer, C. Cooney and J. Cooney are involved in making material business decisions regarding the Issuer's policies and practices. Notwithstanding the foregoing, except as discussed above and in the ordinary course as a director of the Issuer, the Reporting Persons do not have any plans or proposals to effect any material change in the present capitalization or dividend policy of the Issuer, cause any other material change in the Issuer's business or corporate structure, cause any changes in the Issuer's charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

          (a) - (b) Rosemary Street is the beneficial owner of 7,830,430 shares of Common Stock of the Issuer. This amount includes 4,406,678 shares of Common Stock, 1,809,942 shares of Common Stock issuable upon conversion of 904,971 shares of Series A Preferred Stock and 1,613,810 shares of Common Stock issuable upon exercise of the Warrants. Rosemary Street has sole voting and dispositive power over such shares. Rosemary Street beneficially owns 59.2% of the Issuer's outstanding shares of Common Stock.

          C. Cooney does not directly own any shares of Common Stock of the Issuer. C. Cooney has shared voting and dispositive power over 7,830,430 shares of Common Stock because he is one of the two designated managers and one of the two officers of Rosemary Street. Therefore, C. Cooney beneficially owns 59.2% of the Issuer's outstanding shares of Common Stock. As an officer and director of the Issuer, C. Cooney in the future may be issued options to purchase additional shares of Common Stock under the Issuer's 1996 Basic Stock Option and Stock Appreciation Rights Plan.

          J. Cooney does not directly own any shares of Common Stock of the Issuer. J. Cooney has shared voting and dispositive power over 7,830,430 shares of Common Stock because he is one of the two designated managers and one of the two officers of Rosemary Street. Therefore, J. Cooney beneficially owns 59.2% of the Issuer's outstanding shares of Common Stock. As an officer and director of the Issuer, J. Cooney in the future may be issued options to purchase additional shares of Common Stock under the Issuer's 1996 Basic Stock Option and Stock Appreciation Rights Plan.

          (c) On July 27, 2000, Rosemary Street entered into an Agreement with Wharton Capital, EUE and MRCo., pursuant to which Rosemary Street agreed to redeem Wharton Capital's 10% Membership Interest in Rosemary Street. In exchange

CUSIP No.  690337 10 0                  13D                  Page 9 of 10 Pages
-----------------------                                     -------------------



for this redemption, Rosemary Street transferred 690,735 shares of the Issuer's Common Stock to Wharton Capital. Upon this redemption, Wharton Capital's Membership Interest in Rosemary Street was reduced from 10% to 0%.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

          On July 27, 2000, Rosemary Street entered into the Agreement described in Item 5(c) above.

Item 7.   Material to be Filed as Exhibits

          1. Agreement, dated July 27, 2000, by and among Rosemary Street Productions, LLC, Wharton Capital Partners Ltd., EUE/Screen Gems, Ltd. and MRCo., Inc.

CUSIP No.  690337 10 0                  13D                  Page 10 of 10 Pages
-----------------------                                     -------------------


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2000


                             ROSEMARY STREET PRODUCTIONS, LLC


                             By: /s/ Christopher J. Cooney
                                ----------------------------------
                                   Name:   Christopher J. Cooney
                                   Title:  President


                             /s/ Christopher J. Cooney
                             -------------------------------------
                             Christopher J. Cooney


                             /s/ Jeffrey Cooney
                             -------------------------------------
                             Jeffrey Cooney

                                                                      EXCHIBIT 1


                            OVERSEAS FILMGROUP, INC.
                       8800 Sunset Boulevard, Third Floor
                          Los Angeles, California 90069


                                                     As of July 27, 2000

Wharton Capital Partners Ltd.
545 Madison Avenue
New York, New York 10022

Ladies and Gentlemen:

          Reference is made to Section 2 of the Voting Agreement, dated as of June 20, 2000, by and among Overseas Filmgroup, Inc. ("Company"), Rosemary Street Productions, LLC ("Rosemary Street"), Robert Little, Ellen Little, MRCo., Inc., Christopher J. Cooney and Jeffrey Cooney ("Voting Agreement"). Capitalized terms used herein and not otherwise defined shall have the same meaning as set forth in the Voting Agreement.

          In consideration for the Company agreeing to effect the transfer on its books and records from Rosemary Street to Wharton Capital Partners Ltd. ("Wharton Capital") of 690,735 shares of the Company's common stock ("Shares") in connection with the redemption of Wharton Capital's membership interest in Rosemary Street, Wharton Capital hereby acknowledges and agrees to be subject to the terms of the Voting Agreement as if it were Rosemary Street. Accordingly, Wharton Capital hereby accepts the obligations of the Voting Agreement as they relate to the Shares and shall have the same rights under the Voting Agreement that Rosemary Street had with respect to the Shares as to any nominations or appointments of directors.

                                      OVERSEAS FILMGROUP, INC.



                                  By: /s/ William F. Lischak
                                      ----------------------------------------
                                      Name: William F. Lischak
                                      Title: Chief Financial Officer and
                                              Chief Operating Officer

AGREED AND ACCEPTED:

WHARTON CAPITAL PARTNERS, LTD.


By: /s/ Barry R. Minsky
    -----------------------------------------
         Name: Barry R. Minsky
         Title: Chief Executive Officer

                                                                       EXHIBIT 1

                        ROSEMARY STREET PRODUCTIONS, LLC
                              222 East 44th Street
                               New York, NY 10017

                                                   July 27, 2000



Wharton Capital Partners Ltd.
545 Madison Avenue
New York, NY  10022
Attention:  Barry Minsky

Dear Barry:

          Reference is made to that certain Limited Liability Company Operating Agreement (as amended, the "Operating Agreement") dated August 20, 1999 by and among Rosemary Street Productions, LLC ("RSP"), Wharton Capital Partners Ltd. ("Wharton"), EUE/Screen Gems, Ltd. and MRCo., Inc. RSP hereby agrees to redeem Wharton's Membership Interest (as defined in the Operating Agreement) in RSP, effective immediately (the "Redemption").

          Upon the Redemption, Wharton's Membership Interest in RSP shall entitle it to receive 690,735 shares of common stock of Overseas Filmgroup, Inc. (the "Shares"), which are held by RSP. Upon Wharton's receipt of the Shares, Wharton's Membership Interest shall be reduced from 10% to 0%.

          Due to alterations in Exhibit C to the Operating Agreement because of the Redemption, the attached new Exhibit C reflects the current Membership Interests in RSP.

                                       Very truly yours,

                                       ROSEMARY STREET PRODUCTIONS, LLC


                                       By:/s/ Christopher Cooney
                                          ----------------------------------
                                          Christopher Cooney, Manager

Accepted and Agreed:

WHARTON CAPITAL PARTNERS LTD.


By: /s/ Barry R. Minsky, C.E.O.
   --------------------------------
   Name:  Barry R. Minsky
   Title: Chief Executive Officer

EUE/SCREEN GEMS, LTD.


By: /s/ Christopher J. Cooney
    ----------------------------------------------------
     Name: Christopher J. Cooney
     Title: Senior Vice President

MRCO., INC.


By: /s/ Joseph R. Linehan
    --------------------------------------------------------
     Name: Joseph R. Linehan
     Title:

                                         Members and Capital Contribution

                                                 Initial         Units of
                                                 Capital        Membership
                    Member                     Contribution      Interest
                    ------                     ------------     ----------

Name:        EUE/Screen Gems, Ltd.
Address:     222 East 44th Street               $6,000,000      79.62778%
             New York, NY 10017
Attention:   Christopher Cooney

Name:        MRCo., Inc.
Address:     111 Massachusetts Avenue, N.W.    $11,000,000      20.3722%
             Washington, D.C. 20001
Attention:   Michael Stead

Total:                                         $17,000,000        100%